RXO, INC.
11215 North Community House Road
Charlotte, NC 28277
October 13, 2022
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Liz Packebusch and Timothy S. Levenberg

Re:	RXO, Inc.
Form 10-12B
File No. 001-41514
Dear Ms. Packebusch and Mr. Levenberg:
In accordance with Rule 12d1-2 promulgated under the Securities Exchange Act of 1934, as amended, RXO, Inc. hereby respectfully requests that the effective date of its Registration Statement on Form 10 (File No. 001-41514) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission to 1:00 p.m., New York City time, on October 17, 2022, or as soon thereafter as practicable.
It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform David S. Huntington at (212) 373-3124, with written confirmation sent to the address listed on the cover of the Registration Statement to follow.

[Signature Page Follows]

Sincerely,

RXO, INC.

By:	/s/ Jeff Firestone
Name: Jeff Firestone
Title: Chief Legal Officer